Exhibit 99.1

Almonty Industries Prices Oversubscribed US$700 Million Convertible Senior Notes Offering

DILLON, Mont.—(BUSINESS WIRE)— June 4, 2026 —Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) today announced the pricing of its oversubscribed offering of US$700,000,000 aggregate principal amount of 2.25% convertible senior notes due 2031 (the “notes”) in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The issuance and sale of the notes are scheduled to settle on June 9, 2026, subject to customary closing conditions. Almonty also granted the initial purchasers of the notes an option to purchase, for settlement within a period of 13 days from, and including, the date the notes are first issued, up to an additional US$100,000,000 aggregate principal amount of notes.

The notes will be senior, unsecured obligations of Almonty and will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2027. The notes will mature on July 1, 2031, unless earlier repurchased, redeemed or converted. Before April 1, 2031, noteholders will have the right to convert their notes only upon the occurrence of certain events. From and after April 1, 2031, noteholders may convert their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Almonty will settle conversions by delivering common shares, or may choose to pay or deliver, as applicable, either cash or a combination of cash and common shares, at Almonty’s election. The initial conversion rate is 36.4950 common shares per US$1,000 principal amount of notes, which represents an initial conversion price of approximately US$27.40 per common share. The initial conversion price represents a premium of approximately 32.5% over the last reported sale price of US$20.68 per common share on June 4, 2026. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The notes will be redeemable, in whole or in part (subject to certain limitations), for cash at Almonty’s option at any time, and from time to time, on or after July 1, 2029 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per common share exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. In addition, the notes will be redeemable, in whole and not in part, at Almonty’s option at any time in connection with certain changes in tax law. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If a “fundamental change” (as defined in the indenture for the notes) occurs, then, subject to a limited exception, Almonty will be required to offer to each noteholder to repurchase its notes for cash. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Almonty estimates that the net proceeds from the offering will be approximately US$675.9 million (or approximately US$772.7 million if the initial purchasers fully exercise their option to purchase additional notes), after deducting the initial purchasers’ discounts and commissions and Almonty’s estimated offering expenses. Almonty intends to use approximately US$83.0 million of the net proceeds to fund the cost of entering into the capped call transactions described below. Almonty intends to use approximately US$50.0 million of the remainder of the net proceeds to refinance existing debt and liabilities and approximately US$543.0 million of the remainder of the net proceeds for working capital and general corporate purposes, which may include, without limitation, acquisitions of assets or businesses. If the initial purchasers exercise their option to purchase additional notes, then Almonty intends to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions as described below.

In connection with the pricing of the notes, Almonty entered into privately negotiated capped call transactions with one or more of the initial purchasers of the notes and/or their affiliates or other financial institutions (the “option counterparties”). The capped call transactions will initially cover, subject to anti-dilution adjustments substantially similar to those applicable to the notes, the number of common shares initially underlying the notes. If the initial purchasers exercise their option to purchase additional notes, then Almonty expects to enter into additional capped call transactions with the option counterparties.

The cap price of the capped call transactions will initially be US$41.36 per share, which represents a premium of 100% over the last reported sale price of Almonty’s common shares of US$20.68 per share on June 4, 2026, and is subject to certain adjustments under the terms of the capped call transactions.

The capped call transactions are expected generally to reduce the potential dilution to Almonty’s common shares upon any conversion of the notes and/or offset any potential cash payments Almonty is required to make in excess of the principal amount of converted notes, as the case may be, upon conversion of the notes. If, however, the market price per common share, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions.

Almonty has been advised that, in connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Almonty’s common shares and/or purchase Almonty’s common shares concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of Almonty’s common shares or the notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to Almonty’s common shares and/or purchasing or selling Almonty’s common shares or other securities of Almonty in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and (x) are likely to do so during the relevant valuation period under the capped call transactions and (y) are likely to do so following any early conversion or repurchase of the notes by Almonty, if Almonty elects to unwind a corresponding portion of the capped call transactions in connection with such early conversion or repurchase). This activity could also cause or avoid an increase or a decrease in the market price of Almonty’s common shares or the notes, which could affect the ability to convert the notes, and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the number of shares and value of the consideration that noteholders will receive upon conversion of the notes.

The offer and sale of the notes and any common shares issuable upon conversion of the notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes and any such shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes or any common shares issuable upon conversion of the notes, nor will there be any sale of the notes or any such shares, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

The closing of the offering is subject to receipt of all necessary regulatory approvals, including the acceptance by the TSX.

About Almonty

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the completion of the offering, the expected amount and the intended use of the net proceeds, the effects of entering into, the capped call transactions described above, and the advancement of the Sangdong Mine.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the absence of material adverse changes in our industry or the global economy, including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility; trends in our industry and markets, including the competitive environment; our ability to complete the offering on the terms described herein or at all; and our intended use of the net proceeds of the offering.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three months ended March 31, 2026 and 2025 dated May 11, 2026 under the heading “Risks and Uncertainties”, the satisfaction of the closing conditions related to the offering and the risk that any corporate governance changes or alignments will not be implemented and/or that one or more directors may not be re-elected at the Company’s upcoming annual general meeting of shareholders. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Moreover, Almonty may not consummate the offering described in this press release and, if the offering is consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Contact Information

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us